Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 11

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault Lending, LLC

Purchase of Common Stock	40,000	$5.3248	03/10/2026
Purchase of Common Stock	100	$5.61	03/11/2026
Purchase of Common Stock	15,200	$5.8866	03/12/2026

Alpha Structured Finance LP

Purchase of Common Stock	5,000	$5.3009	03/10/2026

Milton C. Ault III

Purchase of Common Stock	200	$5.58	03/11/2026